Filed Pursuant to Rule 424(b)(3)
Registration No. 333-150655

PROSPECTUS SUPPLEMENT

(to prospectus dated November 9, 2010 and the prospectus supplements dated January 6, 2011, January 14, 2011, February 9, 2011 and February 15, 2011)

BIOMET, INC.

$775,000,000 10% Senior Notes due 2017

$775,000,000 10 3/8%/11 1/8% Senior Toggle Notes due 2017

$1,015,000,000 11 5/8% Senior Subordinated Notes due 2017

This prospectus supplement updates and supplements the prospectus dated November 9, 2010 and the prospectus supplements dated January 6, 2011, January 14, 2011, February 9, 2011 and February 15, 2011.

See the “Risk Factors” section beginning on page 5 of the prospectus for a discussion of certain risks that you should consider before investing in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus supplement and the accompanying prospectus have been prepared for and may be used by Goldman, Sachs & Co. and any affiliates of Goldman, Sachs & Co. in connection with offers and sales of the notes related to market-making transactions in the notes affected from time to time. Goldman, Sachs & Co. or its affiliates may act as principal or agent in such transactions, including as agent for the counterparty when acting as principal or as agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties, when it acts as agents for both. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. We will not receive any proceeds from such sales.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized any person to provide you with any information or represent anything about us or this offering that is not contained in this prospectus supplement and the accompanying prospectus. If given or made, any such other information or representation should not be relied upon as having been authorized by us. This prospectus supplement and the accompanying prospectus does not offer to sell nor ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. You should not assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front cover of this prospectus supplement and the accompanying prospectus or the date of any document incorporated by reference herein.

The date of this prospectus supplement is April 12, 2011.

•	Net sales increased 1% worldwide to $678 million
•	Reconstructive sales increased 1% worldwide to $516 million
•	Extremity sales grew 18% worldwide, with a 25% increase in the U.S.
•	Dental sales increased 5% worldwide and increased 4% in the U.S.
•	Sports medicine sales grew 20% worldwide, with 16% U.S. growth
•	Operating cash flow of $151.8 million

Third Quarter Financial Results

Net sales increased 1% during the third quarter of fiscal year 2011 to $678.0 million compared to net sales of $669.8 million during the third quarter of fiscal year 2010. U.S. net sales were flat at $412.4 million during the third quarter, while Europe net sales decreased 4% to $173.0 million and International (primarily Canada, South America, Mexico and the Pacific Rim) net sales increased 21% to $92.6 million.

Reported operating income during the third quarter of fiscal year 2011 was $94.9 million compared to operating income of $100.1 million during the third quarter of fiscal year 2010.

Reported net loss during the third quarter of fiscal year 2011 was $11.6 million compared to a net loss of $3.1 million during the third quarter of fiscal year 2010.

Interest expense during the third quarter totaled $124.0 million compared to $128.0 million during the third quarter of fiscal year 2010, principally due to lower interest rates on floating rate debt.

Reported cash flow from operations during the third quarter totaled $151.8 million.

Reported gross debt was $5.985 billion.

The following table provides third quarter net sales performance by product segment:

	Third Quarter Net Sales Performance
	Worldwide	Worldwide	United
	Reported	Reported	States
	Quarter 3 - FY 2011	Growth %	Growth %

Reconstructive	$516.2	1%	(1)%
Orthopedic Reconstructive		-%	(1)%
Hips		-%	-%
Knees		(2)%	(5)%
Total Hips & Knees		(1)%	(3)%
Extremities		18%	25%
Other		(2)%	(2)%
Dental		5%	4%
Fixation	58.5	(1)%	(2)%
Spine	55.4	1%	(1)%
Other	47.9	13%	11%
Sports Medicine		20%	16%
Other		4%	3%

Total Sales	$678.0	1%	-%

Reconstructive sales increased 1% worldwide during the third quarter of fiscal year 2011 and decreased 1% in the United States. Knee sales decreased 2% worldwide during the third quarter and decreased 5% in the U.S. Hip sales were flat worldwide during the third quarter and were flat in the U.S.

Extremity sales increased 18% worldwide during the quarter, with 25% growth in the U.S. The Comprehensive® Primary and Reverse Shoulder Systems continued to drive strong growth for the extremity product category during the third quarter.

Dental sales increased 5% worldwide and increased at a rate of 4% in the U.S. during the third quarter. The Biomet 3i dental business is benefiting from new product and technology introductions and a market that appears to be showing some signs of recovery.

Fixation sales decreased 1% worldwide during the third quarter and decreased 2% in the U.S. During the third quarter, increased craniomaxillofacial fixation sales were offset by decreased sales of external fixation and electrical stimulation devices, while internal fixation sales were flat.

Spine sales increased 1% worldwide during the third quarter and decreased 1% in the U.S. Sales growth of spine hardware and orthobiologics was impacted by decreased sales of spinal stimulation devices during the third quarter.

Sales of “other” products increased 13% worldwide during the third quarter and increased 11% in the U.S. Sports medicine sales grew 20% worldwide and increased 16% in the U.S. during the quarter, while sales of softgoods and bracing products decreased. Strong demand for procedure-specific devices, including the JuggerKnot™ Soft Anchor, the ToggleLoc™ Femoral Fixation Device with ZipLoop™ Technology and the Maxfire™ MarXmen™ Meniscal Repair Device continued to fuel sports medicine sales growth during the third quarter.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current presentation. Such reclassifications were limited to net sales information by product and geographical category. Specifically, for the three and nine months ended February 28, 2010, the Company reclassified $4.8 million and $16.4 million from Other product net sales to Reconstructive product net sales, respectively, and $1.0 million and $3.3 million from Spine product net sales to Fixation product net sales, respectively. For the three and nine months ended February 28, 2010, the Company also reclassified $0.9 million and $3.1 million from Europe net sales to International net sales, respectively. The current presentation aligns with how the Company presently manages and markets its products.

Financial Schedule Presentation

The Company’s unaudited condensed consolidated financial statements as of and for the three and nine months ended February 28, 2011 and 2010 and other financial data included in this press release have been prepared in a manner that complies, in all material respects, with generally accepted accounting principles in the United States and reflects purchase accounting adjustments related to the Merger referenced below.

About Biomet

Biomet, Inc. and its subsidiaries design, manufacture and market products used primarily by musculoskeletal medical specialists in both surgical and non-surgical therapy. Biomet’s product portfolio encompasses reconstructive products, including orthopedic joint replacement devices, bone cements and accessories, autologous therapies and dental reconstructive implants; fixation products, including electrical bone growth stimulators, internal and external orthopedic fixation devices, craniomaxillofacial implants and bone substitute materials; spinal products, including spinal stimulation devices, spinal hardware and orthobiologics; and other products, such as arthroscopy products and softgoods and bracing products. Headquartered in Warsaw, Indiana, Biomet and its subsidiaries currently distribute products in approximately 90 countries.

The Merger

Biomet, Inc. finalized the merger with LVB Acquisition Merger Sub, Inc., a wholly-owned subsidiary of LVB Acquisition, Inc., which we refer to in this press release as the “Merger”, on September 25, 2007. LVB Acquisition, Inc. is indirectly owned by investment partnerships directly or indirectly advised or managed by The Blackstone Group, Goldman Sachs & Co., Kohlberg Kravis Roberts & Co. and TPG Capital.

Biomet, Inc.

Product Net Sales

Three Month Period Ended February 28, 2011 and February 28, 2010

(in millions, unaudited)

	Three Months Ended February 28, 2011	Three Months Ended February 28, 2010	Reported Growth %

Reconstructive	$516.2	$513.2	1%
Fixation	58.5	59.4	(1	) %
Spine	55.4	55.1	1%
Other	47.9	42.1	13%

Net Sales	$678.0	$669.8	1%

Biomet, Inc.

Product Net Sales

Nine Month Period Ended February 28, 2011 and February 28, 2010

(in millions, unaudited)

	Nine Months Ended February 28, 2011	Nine Months Ended February 28, 2010	Reported Growth %
Reconstructive	$1,535.1	$1,516.0	1%
Fixation	174.2	178.6	(2	) %
Spine	169.3	170.9	(1	) %
Other	138.4	130.0	6%

Net Sales	$2,017.0	$1,995.5	1%

Biomet, Inc.

Geographic Segment Net Sales Percentage Summary

Three Month Period Ended February 28, 2011 and February 28, 2010

(in millions, unaudited)

	Three Months Ended February 28, 2011	Three Months Ended February 28, 2010	Reported Growth %
Geographic Segments:
United States	$412.4	$412.6	-%
Europe	173.0	180.5	(4	) %
International	92.6	76.7	21%

Net Sales	$678.0	$669.8	1%

Biomet, Inc.

Geographic Segment Net Sales Percentage Summary

Nine Month Period Ended February 28, 2011 and February 28, 2010

(in millions, unaudited)

	Nine Months Ended February 28, 2011	Nine Months Ended February 28, 2010	Reported Growth %
Geographic Segments:
United States	$1,248.4	$1,220.9	2%
Europe	499.0	539.3	(7	) %
International	269.6	235.3	15%

Net Sales	$2,017.0	$1,995.5	1%

Biomet, Inc.

As Reported Consolidated Statements of Operations

(in millions, unaudited)

	Three Months Ended February 28, 2011	Three Months Ended February 28, 2010

Net sales	$678.0	$669.8
Cost of sales	208.1	194.7

Gross profit	469.9	475.1
Gross profit percentage	69.3%	70.9%

Selling, general and administrative expense	252.9	256.1
Research and development expense	28.8	26.6
Amortization	93.3	92.3

Operating income	94.9	100.1
Percentage of Net Sales	14.0%	14.9%

Other (income) expense	(3.0)	(4.0)
Interest expense	124.0	128.0

Loss before income taxes	(26.1)	(23.9)

Benefit from income taxes	(14.5)	(20.8)

Tax rate	55.6%	87.0%

Net loss	$(11.6)	$(3.1)

Percentage of Net Sales	-1.7%	-0.5%

Biomet, Inc.

As Reported Consolidated Statements of Operations

(in millions, unaudited)

	Nine Months Ended February 28, 2011	Nine Months Ended February 28, 2010

Net sales	$2,017.0	$1,995.5
Cost of sales	609.6	593.6

Gross profit	1,407.4	1,401.9
Gross profit percentage	69.8%	70.3%

Selling, general and administrative expense	765.4	769.5
Research and development expense	88.3	76.7
Amortization	283.3	282.4

Operating income	270.4	273.3
Percentage of Net Sales	13.4%	13.7%

Other (income) expense	(8.7)	(18.9)
Interest expense	373.7	389.6

Loss before income taxes	(94.6)	(97.4)

Benefit from income taxes	(57.6)	(64.3)

Tax rate	60.9%	66.0%

Net loss	$(37.0)	$(33.1)

Percentage of Net Sales	-1.8%	-1.7%

Biomet, Inc.

Balance Sheets

(in millions, unaudited)

	(Preliminary) February 28, 2011	May 31, 2010

Assets
Cash and cash equivalents	$287.7	$189.1
Accounts receivable, net	480.5	452.5
Income tax receivable	7.3	19.2
Short-term investments	52.7	-
Inventories	591.6	507.3
Current deferred income taxes	57.5	64.3
Prepaid expenses and other	97.2	72.6
Property, plant and equipment, net	646.0	622.0
Intangible assets, net	5,106.6	5,190.3
Goodwill	4,854.0	4,707.5
Other assets	116.8	144.2

Total Assets	$12,297.9	$11,969.0

Liabilities and Shareholder’s Equity
Current liabilities	$532.3	$482.9
Current portion of long-term debt	36.9	35.6
Long-term debt, net of current portion	5,948.1	5,860.9
Deferred income taxes, long-term	1,629.8	1,674.9
Other long-term liabilities	184.3	181.2
Shareholder’s equity	3,966.5	3,733.5

Total Liabilities and Shareholder’s Equity	$12,297.9	$11,969.0

Biomet, Inc.

Consolidated Statements of Cash Flows

(in millions, unaudited)

	Fiscal 2011	Fiscal 2010
	(Preliminary) Nine Months Ended February 28, 2011	Nine Months Ended February 28, 2010
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES:
Net loss	$(37.0)	$(33.1)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	417.5	415.8
Amortization of deferred financing costs	8.4	8.5
Stock-based compensation expense	14.6	14.3
Recovery of doubtful accounts receivable	(3.9)	(9.8)
Gain on sale of investments	(4.9)	(3.0)
Provision for inventory obsolescence	11.8	3.8
Deferred income taxes	(98.4)	(104.6)
Other	(10.3)	9.1
Changes in operating assets and liabilities:
Accounts receivable	11.7	(13.8)
Inventories	(65.0)	(35.9)
Prepaid expenses	(8.4)	(7.4)
Accounts payable	(7.2)	(21.1)
Income taxes	14.0	19.6
Accrued interest	61.1	64.3
Accrued expenses and other	(0.8)	(53.7)

Net cash provided by operating activities	303.2	253.0

CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES:
Proceeds from sales/maturities of investments	14.6	16.1
Purchases of investments	(44.3)	(13.3)
Net proceeds from sale of property and equipment	6.1	0.5
Capital expenditures	(133.9)	(146.9)
Acquisitions, net of cash acquired	(18.3)	(9.8)

Net cash used in investing activities	(175.8)	(153.4)

CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES:
Debt:
Proceeds under revolving credit agreements	0.2	20.3
Payments under revolving credit agreements	(1.5)	(133.6)
Payments under senior secured credit facility	(25.9)	(27.0)
Repurchases of senior notes	(11.2)	(8.7)
Equity:
Repurchase of LVB Acquisition, Inc. shares	(1.2)	(1.5)

Net cash used in financing activities	(39.6)	(150.5)
Effect of exchange rate changes on cash	10.8	2.7

Increase (decrease) in cash and cash equivalents	98.6	(48.2)
Cash and cash equivalents, beginning of period	189.1	215.6

Cash and cash equivalents, end of period	$287.7	$167.4

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$304.4	$316.9

Income taxes	$28.2	$21.5